Exhibit 21.1

Subsidiaries

Name	State of Incorporation

CLV Azurite Land, LLC	Ohio
Collins Building & Contracting, Inc. Graphium Biosciences, Inc. (sold)	West Virginia Nevada
Range Environmental Resources, Inc.	West Virginia
Range Land, LLC Range Minerals, LLC Range Natural Resources, Inc.	Ohio Ohio West Virginia
Range Reclaim, LLC Range Rock Creek Land, LLC Range Security, LLC Range Security Resources, LLC	Ohio Ohio Ohio Ohio
Range Sky View Land, LLC Range Water, LLC Terra Preta, LLC	Ohio Ohio Ohio